UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 25049

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                            THE HAIN FOOD GROUP, INC.

                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)

                                   405219 10 6

                                 (CUSIP Number)
                                 Andrew R. Heyer
                             CIBC Oppenheimer Corp.
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 885-4400

                                   Copies to:
                                  Roger Meltzer
                             Cahill Gordon & Reindel
                                 80 Pine Street
                            New York, New York 10005
                                 (212) 701-3000

                            THE HAIN FOOD GROUP, INC.

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications

                                       N/A

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 7 amends and supplements the Schedule 13D ("Schedule 13D"), as amended by amendment Nos. 1 through 6, filed by (i) Argosy Investment Corp. ("AIC"); (ii) Argosy-Hain Investment Group, L.P. ("AHIG"); (iii) Argosy-Hain Warrant Holdings, L.P. ("AHWH" and together with AIC and AHIG, the "Argosy Entities"); (iv) Andrew R. Heyer; (v) Dean C. Kehler and (vi) Jay R. Bloom (collectively, the "Reporting Persons") with respect to the common stock, par value $.01 per share, of The Hain Food Group, Inc., a Delaware corporation, formerly Kineret Acquisition Corp. (the "Company").

ITEM 1.  Security and Issuer

     The class of securities to which this Statement relates is the common stock, par value $.01 per share ("Common Stock"), of the Company. The address of the principal executive offices of the Company is 50 Charles Lindbergh Boulevard, Uniondale, New York 11553.

ITEM 5.  Interest in Securities of the Issuer

     As reported in Amendment No. 4 ("Amendment No. 4") dated February 26, 1997 to the Schedule 13D, CIBC Wood Gundy Securities Corp. ("CIBC Wood Gundy"), in the normal course of its trading activities, purchased and sold 345,307 shares (the "Exeter Shares") of the Company's common stock, par value $.01 per share (the "Common Stock"), in February 1997.

     CIBC Wood Gundy, and its successor, CIBC Oppenheimer Corp. (together, "CIBC"), is a wholly owned subsidiary of the Canadian Imperial Bank of Commerce. At the time of filing of Amendment No. 4, Messrs. Heyer, Bloom and Kehler were among approximately 20 directors and managing directors employed in CIBC's investment banking group. CIBC's sales, trading and research group, which executed the purchase and sale of the Exeter Shares, employed approximately 15 additional directors and managing directors.

     As previously reported, Messrs. Heyer, Bloom and Kehler are each an officer, director and shareholder of AIC, the general partner of AHIG and AHWH, and are limited partners of AHIG and AHWH, and thus may be deemed to beneficially own shares of Common Stock held by AHIG and shares of Common Stock issuable upon the exercise of warrants held by AHWH. Except as described above and for certain other limited partners of AHIG and AHWH who are employees of CIBC, CIBC was not and is not affiliated with the Argosy Entities.

SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   January 13, 1998
                                ARGOSY-HAIN INVESTMENT GROUP, L.P.
                                ARGOSY-HAIN WARRANT HOLDINGS, L.P.
                                ARGOSY INVESTMENT CORP.
                                Dean C. Kehler
                                Jay R. Bloom
                                Andrew R. Heyer


                                By:   /s/ Jay R. Bloom
                                      ------------------------------
                                      Name: Jay R. Bloom
                                      Title: attorney-in-fact